

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 16, 2015

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: Guggenheim Defined Portfolios, Series 1328
        File Nos. 333-204275 and 811-03763

Dear Mr. Fess:

        On May 18, 2015, you filed a registration statement on Form S-6 for Guggenheim
Defined Portfolios, Series 1328 (the "Fund"), consisting of a unit investment trust, Guggenheim
Investment Grade Corporate Trust 3-7 Year, Series 1 (the "Trust"). We have reviewed the
registration statement, and have provided our comments below. For convenience, we generally
organized our comments using headings and defined terms from the registration statement.
Where a comment is made in one location, it is applicable to all similar disclosure appearing
elsewhere in the registration statement.

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.   The first sentence in this section states that the Trust will primarily invest in corporate
debt obligations "generally" maturing in 3 to 7 years. Please delete the term "generally" from
this disclosure.

2.   The second paragraph of this section identifies the types of securities that will be held in
the Trust portfolio, and includes "corporate instruments." Please define "corporate instruments"
in this section. Also, this paragraph states that "at least 80% of the portfolio consists of
investment-grade corporate debt obligations maturing in 3-7 years." Please revise this disclosure
to state that the Trust invests at least 80% of the value of its *assets* in this type of security. See
Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940. Also, please provide the credit
quality and maturity policies for the remaining 20% of the Trust portfolio.

3.   The second paragraph of this section also discusses the Trust's unrated corporate debt holdings.   Please revise this section to clarify that, for purposes of the Trust's 80% policy, the sponsor determines that any unrated corporate debt obligations held by the Trust, if rated by a nationally recognized rating service, would be rated investment-grade. Please make a similar revision to the first bullet point in the "Debt Obligation Selection" section of the Investment Summary.

4.   The third paragraph in this section states that the Trust intends to pay monthly interest distributions, and "expects to prorate the interest distributed on an annual basis." Please clarify how the Trust will prorate interest distributions on an annual basis, and provide an example.

GENERAL COMMENTS

5.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

6.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

7.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

        Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

        • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel